Exhibit 99

May 28, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Clarificatory response to the letter/ email from the National Stock Exchange of India Limited and BSE Limited on May 27, 2026 seeking clarification/ confirmation on the news item appearing in Media/Publication

We refer to NSE email dated May 27, 2026 seeking clarification from HDFC Bank Limited (“the Bank”) regarding a recent news item which appeared in the “Website-www.moneycontrol.com” on May 27, 2026 captioned “HDFC Bank shares fall 2.5% after report on internal probe into Rs 45 crore interest payments”. We also refer to the email from BSE on May 27, 2026 seeking clarification from the Bank on the media report, “HDFC Bank shares slide 2.5% amid reports of internal probe into ₹45 crore payment to state transport firm”.

In this connection, we wish to state that in line with the highest corporate governance standards of the Bank, the Internal Audit function conduct reviews, identifies and presents its observations from time to time. As such, the observations of Internal Audit function are comprehensively addressed by the Bank and that applies to the matter in question.

This matter does not have a material impact on the financial statements and the internal controls at the Bank are robust. Accordingly, in our view, no requirement of making a disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, is triggered.

The Bank continues to maintain sound financial and risk management practices, with robust systems of internal control and oversight. We remain committed to the highest standards of corporate governance and regulatory compliance.

You are requested to take note of the above and arrange to bring this to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight